December 7, 2009
VIA FACSIMILE AND EDGAR
Mr. Jay E. Ingram
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
RE:	Novelis Inc.
Registration Statement on Form S-4
File No.: 333-161892
Dear Mr. Ingram:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Novelis Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-161892) (the “Registration Statement”) to 10:00 a.m., Washington, D.C. time, on Thursday, December 10, 2009, or as soon thereafter as practicable.
     In addition, the Registrant hereby acknowledges the following:
•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

Novelis Inc.
December 7, 2009

* * *
     Please contact the undersigned at (404) 814-4200 with any questions concerning this letter.

Sincerely,
/s/ Leslie J. Parrette Jr.
Leslie J. Parrette Jr.
Senior Vice President, General Counsel and Compliance Officer

cc:	Mr. John J. Kelley III — King & Spalding LLP
Mr. Keith M. Townsend — King & Spalding LLP